Ex. 4(i)
	MEMBERS Life Insurance Company	SINGLE PREMIUM
	[2000 Heritage Way, Waverly, Iowa 50677]	DEFERRED MODIFIED
	Phone: [800.798.5500]	GUARANTEED INDEX
	[http://www.cunamutual.com]	ANNUITY CONTRACT

CONTRACT NUMBER: [123456789]

READ YOUR CONTRACT CAREFULLY. This is a legal contract between the Owner and MEMBERS Life Insurance Company, and hereafter will be referred to as the contract.

This contract is issued to the Owner in consideration of the application and the Purchase Payment. MEMBERS Life Insurance Company will pay the benefits of this contract, subject to its terms and conditions, which will never be less than the amount required by the state law in which the contract is delivered.

THE CONTRACT VALUE PROVIDED BY THIS CONTRACT IS NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT.

THE CONTRACT VALUE ALLOCATED TO A RISK CONTROL ACCOUNT(S) IS BASED IN PART ON THE INVESTMENT EXPERIENCE OF EXTERNAL INDICES. IT MAY BE AFFECTED BY THOSE EXTERNAL INDICES, AND AS A RESULT, MAY INCREASE OR DECREASE IN VALUE BASED ON THE INVESTMENT EXPERIENCE OF THE RISK CONTROL ACCOUNT(S), SUBJECT TO THE APPLICABLE INDEX RATE CAP AND INDEX RATE FLOOR. THE RISK CONTROL ACCOUNTS DO NOT PARTICIPATE IN ANY STOCK OR EQUITY INVESTMENTS.

THE CONTRACT VALUE MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT WHICH CAN RESULT IN EITHER AN UPWARD OR DOWNWARD ADJUSTMENT UPON FULL SURRENDER OF THE CONTRACT OR PARTIAL WITHDRAWAL. ANY MARKET VALUE ADJUSTMENT IS IN ADDITION TO ANY SCHEDULED SURRENDER CHARGE.

THE DEATH BENEFIT IS NOT SUBJECT TO A SURRENDER CHARGE OR MARKET VALUE ADJUSTMENT.

The Purchase Payment is held in a non-unitized insulated Separate Account. Assets in the Separate Account are not chargeable with liabilities arising out of any other business that we conduct. General Account assets are also available to meet guarantees under this contract as well as our other general obligations.

Signed for MEMBERS Life Insurance Company on the Contract Issue Date.
RIGHT TO EXAMINE THIS CONTRACT. If for any reason you decide not to keep this contract, you have [10] days from the date you receive it ([30] days if this is a replacement contract) to return it or notify us in writing that you do not want to keep it. You may return it or provide written notice to us or the agent who sold it to you. We will then consider it void from the beginning and pay you a refund within 7 days after receiving your written notice or the returned contract. The amount of the refund will be either the Contract Value, or the greater of Contract Value or Purchase Payment less withdrawals, as required by state law.

SINGLE PREMIUM DEFERRED MODIFIED GUARANTEED INDEX ANNUITY CONTRACT
Income Payments Starting on the Payout Date
Death Benefit Payable at Death of Owner Prior to the Payout Date
Non-Participating

2018-RILA

CONTRACT GUIDE AND INDEX

DATA PAGE	SECTION 1
DEFINITIONS	SECTION 2
PARTIES TO THE CONTRACT	SECTION 3
GENERAL INFORMATION	SECTION 4
OWNER, ANNUITANT AND BENEFICIARY	SECTION 5
PURCHASE PAYMENT AND ALLOCATIONS	SECTION 6
ALLOCATION OPTIONS	SECTION 7
AUTOMATIC REBALANCING	SECTION 8
CONTRACT VALUE	SECTION 9
WITHDRAWALS	SECTION 10
NURSING HOME OR HOSPITAL/TERMINAL ILLNESS WITHDRAWAL PRIVILEGE	SECTION 11
DEATH PROVISIONS PRIOR TO PAYOUT PERIOD	SECTION 12
PAYOUT PERIOD	SECTION 13
INCOME PAYMENTS	SECTION 14
DEATH PROVISIONS DURING THE PAYOUT PERIOD	SECTION 15
INCOME OPTION RATES	SECTION 16
ENDORSEMENT(S) OR RIDER(S), IF ANY

SECTION 2.	DEFINITIONS

2.01	What are the most commonly used terms and what do they mean?

Accumulation Credit. A unit of measure used to calculate Risk Control Account Value.

Accumulation Credit Factor. A dollar value for each Accumulation Credit in a Risk Control Account.

Accumulation Period. The phase of the contract that begins on the Contract Issue Date and ends on the Payout Date, or the date this contract is terminated if earlier.

Adjusted Index Value. The Unadjusted Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Contract Year.

Administrative Office. MEMBERS Life Insurance Company, [2000 Heritage Way, Waverly, lowa 50677].

Allocation Level. Specific levels identified in your contract for the sole purpose of administering allocation instructions according to the requirements of the contract. Your allocation percentages for each of the two Allocation Levels (A and R) on the Contract Issue Date are shown in Sections 1.05 and 1.06.

Allocation Option Maturity Date. The last day of an Allocation Option Period. If an Allocation Option Maturity Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Allocation Option Period. The period that begins on an Allocation Option Start Date and ends on an Allocation Option Maturity Date. The Allocation Option Period is shown in Section 1.05.

Allocation Option Start Date. The first day of an Allocation Option Period.

Allocation Options. All available options under this contract for allocating your Contract Value.

Annual Free Withdrawal Amount: The amount that can be withdrawn without incurring a Surrender Charge or Market Value Adjustment. It is equal to 10% of the beginning of Contract Year Contract Value.

Authorized Request. A signed and dated request that is in Good Order. A request to change your allocation instructions must be signed by all Owners. A request to change a party to the contract, change the Payout Date or request a partial withdrawal or full surrender of the contract must be signed by all Owners. An Authorized Request may also include a phone, fax or electronic request for specific transactions.

Bailout Rate. A specific rate, shown in Section 1.06, that applies to the Bailout Provision. If the Index Rate Cap for a Risk Control Account is set below the Bailout Rate, you may withdraw the Risk Control Account Value from that Risk Control Account during the 30-day period following the Contract Anniversary.

Business Day. Any day that the New York Stock Exchange is open for trading. All requests for transactions that are received at our Administrative Office in Good Order on any Business Day prior to market close, generally 4 P.M. Eastern Time, will be processed as of the end of that Business Day.

Continuation Date. The date we receive notification that the surviving Spouse has elected to continue the contract as the new Owner in Good Order.

Contract Anniversary. The same day and month as the Contract Issue Date for each year the contract remains in force. If a Contract Anniversary does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Contract Fee. A fee assessed against Contract Value in the Risk Control Account(s). This fee is shown in Section 1.02. This fee equals a percentage of the Accumulation Credit Factor for the Risk Control Account at the start of a Contract Year. This fee compensates us for the expenses, mortality risk and expense risk assumed by us.

Contract Issue Date. The date from which Contract Years and Contract Anniversaries are determined. The Contract Issue Date is shown in Section 1.01.

Contract Value. The total value of your contract during the Accumulation Period. All values are calculated as of the end of a Business Day.

Contract Year. Any 12-month period commencing on the Contract Issue Date or Contract Anniversary and continuing until the end of the day preceding the next Contract Anniversary.

General Account. All the Company’s assets other than the assets in the separate accounts.

Good Order. Receipt in our Administrative Office of any and all information, documents, instructions and/or payment we require to process requests or transactions for your contract. To be in Good Order, an instruction must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Hospital. A facility that is licensed and operated as a Hospital according to the law of the jurisdiction in which it is located.

Index, Indices. The Index used to determine the rate of return as part of the Accumulation Credit Factor calculation for a Risk Control Account. The applicable Index for each Risk Control Account available on the Contract Issue Date is shown in Section 1.06.

Index Rate Cap. The maximum Index rate of return used as part of the Accumulation Credit Factor calculation for a Risk Control Account, prior to the deduction of the Contract Fee shown in Section 1.02. The Index Rate Cap that applies to each Risk Control Account is available two weeks in advance of a Contract Anniversary. We may change this rate at the beginning of a Contract Year as described in Section 7.03.

Index Rate Floor. The minimum Index rate of return used as part of the Accumulation Credit Factor calculation for a Risk Control Account, prior to the deduction of the Contract Fee shown in Section 1.02. This rate will not change during the life of your contract.

Initial Index Value. The value for the associated Index as of the start of a Contract Year.

IRC. The Internal Revenue Code of 1986, as amended.

Market Value Adjustment. The amount of an adjustment (increase or decrease) that may be applied to a full surrender or partial withdrawal. The Market Value Adjustment calculation is shown in Section 10.07.

Market Value Adjustment Indices. The Indices used to determine the interest rates used to calculate the Market Value Adjustment. They are shown in Section 1.06.

Nursing Home. A facility that is licensed and operates as a nursing facility according to the law of the jurisdiction in which it is located.

Payout Date. The date the first income payment is paid from the contract to the Owner. The anticipated Payout Date is shown in Section 1.04.

Payout Period. The phase the contract is in once income payments begin.

Pro Rata. A method of withdrawing or adding values across all Allocation Options that is proportional to the value in each.

Proof Of Death. Proof Of Death may consist of a certified copy of the death record, a certified copy of a court decree reciting a finding of death or other similar proof.

Purchase Payment. The payment that we require to issue the contract. We do not allow any additional Purchase Payments under the contract after the initial Purchase Payment.

Required Minimum Distributions. The required minimum distribution (RMD) defined by the IRC for this contract and as determined by us.

Risk Control Account. A subdivision of the Index Allocation Options. Each Risk Control Account has an
Index Rate Cap and Index Rate Floor.

Risk Control Account Value. The value of the contract in a Risk Control Account.

Separate Account. A non-registered Separate Account in which we hold reserves for our guarantees under the contract. The assets in the Separate Account shall not be chargeable with liabilities arising out of any other business that we conduct.

Our General Account assets are also available to meet the guarantees under the contract and our other general obligations. We have the right to transfer to our General Account any assets of the Separate Account that are in excess of such reserves and other liabilities. The income, gains and losses, realized or unrealized, from the assets allocated to the Separate Account, will be credited to or charged against the Separate Account, without regard to our other income, gains, or losses.

Spouse. The person to whom you are legally married. The term Spouse includes the person with whom you have entered into a legally-sanctioned marriage that grants you the rights, responsibilities, and obligations married couples have in accordance with applicable state laws. Individuals who do not meet the definition of Spouse may have adverse tax consequences when exercising provisions under this contract and any attached endorsements or riders. Additionally, individuals in other arrangements that are not recognized as marriage under the relevant state law will not be treated as married or as Spouses as defined in this contract for federal tax purposes. Consult with a tax advisor for more information on this subject and before exercising benefits under the contract and any attached endorsements or riders.

Surrender Charge. The charge associated with surrendering either some or all of the Contract Value. The Surrender Charge Schedule is shown in Section 1.02.

Surrender Value. The amount you are entitled to receive if you elect to surrender this contract during the Accumulation Period, as described in Section 10.02.

Terminally Ill, Terminal Illness. A life expectancy of 12 months or less due to any illness or accident.

Unadjusted Index Value. The closing value for the associated Index as of a Business Day.

Valuation Period. The period beginning at the close of one Business Day and continuing to the close of the next succeeding Business Day.

SECTION 3.	PARTIES TO THE CONTRACT

3.01	Who are the parties to the contract?

Company. MEMBERS Life Insurance Company. Also referred to as “we”, “our” and “us”.

Owner (Joint Owner). The person(s) (or entity) who own(s) this contract and, in the case of a person(s), whose death determines the death benefit. While the Owner is living, the Owner is also the person(s) (or entity) who receives income payments during the Payout Period while the Annuitant is also living. If there are multiple Owners, each Owner will have equal ownership of the contract and all references to Owner will mean Joint Owners. Joint Owners are only allowed if the Owner and Joint Owner are Spouses. Additionally, Joint Owners are only allowed for non-qualified annuities. The Owner has all rights, title and interest in this contract. The Owner may exercise all rights and options stated in this contract, subject to the rights of any Irrevocable Beneficiary. The Owner is also referred to as “you” or “your”.

Annuitant (Joint Annuitant). The natural person(s) whose life (or lives) determines the income payment amount payable under the contract.

Beneficiary. The person(s) (or entity) named by the Owner to receive proceeds payable upon the death of the Owner. If there are Joint Owners and an Owner dies, the surviving Spouse Owner will be treated as the sole primary Beneficiary and any other designated Beneficiary will be treated as a contingent Beneficiary. Prior to the Payout Date, if no Beneficiary survives the Owner, the proceeds will be paid to the Owner’s estate. If there is more than one Beneficiary, each Beneficiary will receive an equal share, unless otherwise specified by the Owner. If there are Joint Owners and we are unable to determine that one of the Joint Owners predeceased the other, it will be assumed that the Joint Owners died simultaneously. Thereupon, one-half of the death benefit will be payable with respect to each of the Joint Owner’s estates.

Irrevocable Beneficiary. A Beneficiary who must consent to being changed or removed as a Beneficiary.

SECTION 4.	GENERAL INFORMATION

4.01	What is the entire contract? This contract form, data page, any riders and/or endorsements, and a copy of the application are attached and form the entire contract between you and us. No one except our president or secretary can change or waive any of our rights or requirements under this contract. Any change must be in writing.

4.02	When does this contract become incontestable? This contract is incontestable from its Contract Issue Date. The statements contained in the application, in the absence of fraud, are considered representations and not warranties.

4.03	What if an Annuitant’s date of birth or gender has been misstated? If an Annuitant’s date of birth has been misstated, we will adjust the income payments under this contract to be equal to the payout amount the Contract Value would have purchased based on the Annuitant’s correct date of birth. If an Annuitant’s gender has been misstated, and the Life Income Rate Type is based on gender, we will adjust the income payments under this contract to be equal to the payout amount the Contract Value would have purchased based on the Annuitant’s correct gender. Any underpayment will be added to the next payment. Any overpayment will be subtracted from future payments. No interest will be credited or charged to any underpayment or overpayment adjustments. See Section 1.04 for the Life Income Rate Type for your contract.

4.04	Will annual reports be sent? We will send you a report, without charge, at least annually to the last address known to the Company. The report will provide information about your contract required by any applicable law. In general, the annual report will be mailed to you within five Business Days of the effective date of the information provided. It will never be sent any later than two months following the effective date of the information provided.

Your report will include at least the following information:

	a.)	The beginning and end dates for the current report period;
	b.)	Your Contract Value at the beginning and end of the current report period;
	c.)	The amounts that have been credited and debited to your Contract Value during the current report period, identified by the type of activity the amount represents; and
	d.)	Your Surrender Value at the end of the current report period.

4.05	Does this contract conform with applicable law? The provisions of this contract conform with the minimum requirements of the state in which the contract is delivered (“state of issue”). The laws of the state of issue control over any conflicting laws of any other state in which the Owner may live on or after the Contract Issue Date. The Contract is intended to be treated as an annuity contract under federal and state tax laws. The Company will amend this contract as required to maintain compliance with state insurance laws and applicable tax laws.

SECTION 5.	OWNER, ANNUITANT AND BENEFICIARY

5.01	What are my rights as Owner of this contract? If the Owner and Annuitant are not the same person, only the Owner has the rights, title and interest in this contract. The Owner may exercise all rights and options stated in this contract, subject to the rights of any Irrevocable Beneficiary. If there are Joint Owners, each Owner will have equal ownership of the contract. Assignment of your contract will not be allowed.

5.02	Are there restrictions on Ownership? A non-natural person cannot jointly own a contract.

5.03	How can I change the Owner of this contract? You may request to change the Owner at any time before the Payout Date. If a Joint Owner is changed (or is named), the Joint Owner must be the Owner’s Spouse. Prior to the Payout Date if an Owner is added or changed, the amount that will be paid upon the death of the new Owner will be impacted as described in Section 12.07. Any change of Owner must be made by Authorized Request and is subject to our acceptance. We reserve the right to refuse such change on a non-discriminatory basis. Unless otherwise specified by the Owner, such change, if accepted by us, will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request.

5.04	How can I change the Beneficiary of this contract? You may change the Beneficiary by Authorized Request. Unless otherwise specified by the Owner, such change will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request.

5.05	Can I change the Annuitant under this contract? If the Owner is a natural person, the Owner may change the Annuitant at any time provided it is at least 30 days before the Payout Date by Authorized Request. Unless otherwise specified by the Owner, such change will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request. If you change the Annuitant, the anticipated Payout Date will not change.

If the Owner is not a natural person, the Annuitant cannot be changed.

SECTION 6.	PURCHASE PAYMENT AND ALLOCATIONS

6.01	How will the Purchase Payment be allocated? The Purchase Payment will be allocated according to the allocation instructions you elected on the Contract Issue Date. The Purchase Payment made is shown in Section 1.01. Additional Purchase Payments are not allowed.

6.02	What are the Allocation Levels for my contract? The two Allocation Levels for your contract are shown below. Allocation instructions at each Allocation Level are expressed in percentages and must total 100% at each level. Your Allocation Level percentages for each of the two Allocation Levels on the Contract Issue Date are shown in Sections 1.05 and 1.06.

The maximum percentage that can be allocated to each Allocation Option or Risk Control Account is shown in Sections 1.05 and 1.06. The maximum percentage is established on the Contract Issue Date and will not change during the life of the contract.

“Level A” Allocation Option Level	“Level R” Risk Control Account Level
Allocation split (by %) between the available Allocation Options.	Allocation split (by %) between the Risk Control Accounts within each Index Allocation Option.

6.03	Can I change the allocation instructions for my contract? You may change your allocation instructions by Authorized Request. A change to your allocation instructions for the applicable Allocation Levels must be received at least one Business Day prior to the Contract Anniversary to take effect as of that Contract Anniversary.

SECTION 7.	ALLOCATION OPTIONS

7.01	What happens on a Contract Anniversary? Rebalancing will occur automatically on a Contract Anniversary, as described in Section 8.01. You may change your allocation instructions for Levels A and R prior to rebalancing by Authorized Request. Your request must be received at least one Business Day prior to the Contract Anniversary to take effect prior to rebalancing. If we do not receive such request at least one Business Day prior to the Contract Anniversary, your change in allocation instructions will not be effective until the next Contract Anniversary.

7.02	What happens on the Allocation Option Maturity Date? A Market Value Adjustment or Surrender Charge will not be incurred if the contract is surrendered or if a partial withdrawal is taken as of the Allocation Option Maturity Date by Authorized Request.

A new Allocation Option Period will begin on the Allocation Option Maturity Date.

7.03	Will the Index Rate Floor and Index Rate Cap change? The Index Rate Floor associated with each Risk Control Account will not change during the life of your contract. We may declare a new Index Rate Cap on each Contract Anniversary for the subsequent Contract Year. We will notify you of such change prior to the Contract Anniversary.

7.04	Can an Index be changed? The same Index will be used for each Risk Control Account for each Contract Year. However, if the publication of that Index is discontinued, or the calculation of that Index is materially changed, we will substitute a suitable Index that will be used for the remainder of the Contract Year and notify you of the change in advance.

Any change will be approved by the insurance commissioner of the state in which the contract was delivered, if required by state law. Notification will be in your annual report unless timing of any such change would cause us to send a separate notification prior to your Contract Anniversary.

7.05	Can a new Risk Control Account be added or an existing Risk Control Account be discontinued? We may offer an additional Risk Control Account with the same or additional Indices at our discretion. We may also discontinue a Risk Control Account, effective as of a Contract Anniversary. In any case, we will notify you of the addition or discontinuation of a Risk Control Account. Such a change will be subject to any applicable regulatory approval that may be required. Any change we make will be on a non-discriminatory basis.

SECTION 8.	AUTOMATIC REBALANCING

8.01	What is automatic rebalancing? Automatic rebalancing transfers values between Allocation Options to return your values to the Allocation Levels on file with us, as described below. Rebalancing at Levels A and R will occur as of each Contract Anniversary according to the allocation instructions on file with us for each Allocation Level.

Any new allocation change request will supersede any prior allocation change requests made. There are no limits on the number of requests that can be made. However, the latest instructions will take effect on the next Contract Anniversary. The request must be received at our Administrative Office at least one Business Day prior to the Contract Anniversary for the new instructions to be effective for that Contract Anniversary. If we do not receive an Authorized Request in time for the next Contract Anniversary, the instructions will be effective on the following Contract Anniversary.

At any time, the Index Rate Cap for the Risk Control Account is less than the Bailout Rate, we may, at our discretion, restrict allocations into that Risk Control Account and may not reallocate the Contract Value to that Risk Control Account through automatic rebalancing.

SECTION 9.	CONTRACT VALUE

9.01	What is your Contract Value during the Accumulation Period? Your Contract Value on your Contract Issue Date is equal to the Purchase Payment. On any other day during the Accumulation Period, the Contract Value is equal to the sum of the value in all Allocation Options.

9.02	How is your total Risk Control Account Value determined? The Risk Control Account Value for each Risk Control Account of an Allocation Option is equal to:

	a.)	The number of that Risk Control Account’s Accumulation Credits credited to you;
	b.)	Multiplied by the Accumulation Credit Factor for that Risk Control Account at the end of the Valuation Period for which the determination is being made.

9.03	How are Accumulation Credit Factors for a Risk Control Account determined? The Accumulation Credit Factor for each Risk Control Account is arbitrarily set initially at $10 as of each Allocation Option Start Date. Thereafter, the Accumulation Credit Factor for the Risk Control Account at the end of each Valuation Period is determined by multiplying (a) by (b) and subtracting (c) (i.e., a x b - c), where:

	(a)	=	The Accumulation Credit Factor for the Risk Control Account at the start of the Contract Year.
	(b)	=	The Index rate of return, as described below.
	(c)	=	The daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary.

The Index rate of return for each Risk Control Account on any Business Day is equal to (A / B), where:

	A	=	Adjusted Index Value as of the current Business Day.
	B	=	The Initial Index Value as of the start of the current Contract Year. If an Allocation Option Start Date or Contract Anniversary does not fall on a Business Day, the Initial Index Value for the next Business Day will be used.

Adjusted Index Value =
If (Unadjusted Index Value) > (Initial Index Value) x (1 + Index Rate Cap)
Then Adjusted Index Value = (Initial Index Value) x (1 + Index Rate Cap)
If (Unadjusted Index Value) < (Initial Index Value) x (1 + Index Rate Floor)
Then Adjusted Index Value = (Initial Index Value) x (1 + Index Rate Floor)
Otherwise Adjusted Index Value = Unadjusted Index Value.

The Contract Value allocated to the Risk Control Account(s) is converted into Accumulation Credits. The number of Accumulation Credits credited is determined by dividing the dollar amount directed to each Risk Control Account by the Accumulation Credit Factor.

Redemption of the appropriate number of Accumulation Credits from a Risk Control Account will occur upon:

			a.)	A partial withdrawal or full surrender (including any Surrender Charge and negative Market Value Adjustment);
			b.)	A transfer from a Risk Control Account as part of automatic rebalancing;
			c.)	Payment of the death benefit; and
			d.)	The Payout Date.

Accumulation Credits will be redeemed as of the end of the Valuation Period (or transfer effective date, if applicable) in which we receive notice of or instructions regarding the event.

SECTION 10.	WITHDRAWALS

10.01	What are the rules for a partial withdrawal? You may make partial withdrawals during the Accumulation Period by Authorized Request. Withdrawals will be taken on a Pro Rata basis from the Contract Value in each Allocation Option. Any applicable Surrender Charge and Market Value Adjustment will affect the amount available for a withdrawal.

If a partial withdrawal would cause the Surrender Value to be less than the amount shown in Section 1.03 as the “Minimum Surrender Value Remaining After Any Partial Withdrawal”, we will treat your request as a full surrender. Refer to Section 1.03 for additional information regarding partial withdrawals.

10.02	What are the rules for a full surrender of the contract? You have the right to surrender this contract during the Accumulation Period by Authorized Request. You will be paid the Surrender Value, as of the Business Day we received your Authorized Request in Good Order. The Surrender Value is equal to:

	a.)	Your Contract Value at the end of the Valuation Period in which we receive your Authorized Request;
	b.)	Minus any applicable Surrender Charge, as described in Section 10.06;
	c.)	Adjusted for any applicable Market Value Adjustment as described in Section 10.07.

Upon payment of the Surrender Value, this contract is terminated, and we have no further obligation under this contract. We may require that this contract be returned to our Administrative Office prior to making payment. The Surrender Value will not be less than the amount required by state law, in which the contract was delivered.

10.03	What amounts may be withdrawn without incurring a Surrender Charge? The following amounts may be withdrawn without incurring a Surrender Charge:

	a.)	Withdrawals under the Nursing Home or Hospital/Terminal Illness Withdrawal Privilege, as described in Section 11.01;
	b.)	Required Minimum Distributions that are withdrawn under an automatic withdrawal program provided by the Company;
	c.)	The Annual Free Withdrawal Amount;
	d.)	Death benefit proceeds;
	e.)	Amounts withdrawn after the Surrender Charge period; and
	f.)	Amounts applied to an income payout option. See Section 14.01 for details.

10.04	What amounts may be withdrawn without incurring a Market Value Adjustment? The following amounts may be withdrawn without incurring a Market Value Adjustment:

	a.)	Withdrawals under the Nursing Home or Hospital/Terminal Illness Withdrawal Privilege, as described in Section 11.01;
	b.)	Required Minimum Distributions that are withdrawn under an automatic withdrawal program provided by the Company;
	c.)	The Annual Free Withdrawal Amount;
	d.)	Withdrawals on an Allocation Option Maturity Date;
	e.)	Death benefit proceeds; and
	f.)	Amounts applied to an income payout option. See Section 14.01 for details.

10.05	What is the Annual Free Withdrawal Amount? Your Annual Free Withdrawal Amount is equal to 10% of the beginning of year Contract Value and represents the amount that can be withdrawn without incurring a Surrender Charge or Market Value Adjustment. Any unused Annual Free Withdrawal Amount will not carry over to any subsequent Contract Year.

10.06	What is the Surrender Charge? A Surrender Charge is imposed on amounts withdrawn in excess of the Annual Free Withdrawal Amount. The Surrender Charge schedule is expressed as a percentage of the Contract Value as shown in Section 1.02.

The Surrender Charge, if any, is calculated using the following formula:

Surrender Charge Amount = W x SC%, where

W = amount of withdrawal that is in excess of the Annual Free Withdrawal Amount remaining for that Contract Year

SC% = applicable Surrender Charge percentage based on the Contract Year of the withdrawal.

10.07	How is the Market Value Adjustment calculated and how will it affect the withdrawal amount? A withdrawal may be adjusted (increased or decreased) for the Market Value Adjustment. The Market Value Adjustment is calculated separately for each Allocation Option and Risk Control Account. On any given Business Day it is calculated using the following formula:

MVA = W x (MVAF – 1)

Where W = amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year.

MVAF = ((1 + I + K)/(1 + J + L))^N

	I	=	The applicable rate for Market Value Adjustment Index 1 (shown in Section 1.06) as of the Allocation Option Start Date for a maturity consistent with the Allocation Option Period.

	J	=	The applicable rate for Market Value Adjustment Index 1 (shown in Section 1.06) as of the date of withdrawal for a maturity consistent with the remaining number of years (whole and partial) in the Allocation Option Period.

	K	=	The applicable rate for Market Value Adjustment Index 2 (shown in Section 1.06) as of the Allocation Option Start Date.

	L	=	The applicable rate for Market Value Adjustment Index 2 (shown in Section 1.06) as of the date of withdrawal.

	N	=	The number of years (whole and partial) from the date of withdrawal until the Allocation Option Maturity Date.

If there is no corresponding length of the Market Value Adjustment Index 1, then the linear interpolation of the Index with maturities closest to N will be used to determine I and J.

10.08	What happens if any of the Market Value Adjustment Indices are discontinued? If the publication of any component of the Market Value Adjustment Indices is discontinued or if the calculation of the Market Value Adjustment Indices is changed substantially, we may substitute for the discontinued or substantially changed element subject to any applicable regulatory approval that may be required. Before a substitute Index is used, we will notify you of the substitution. Any change we make will be on a non-discriminatory basis.

10.09	Are there any restrictions on when you may receive values provided under the contract? Generally, the amount of any partial withdrawal or full surrender will be paid to you within seven days after we receive your Authorized Request for withdrawal in Good Order. Death benefit proceeds are payable as described in Section 12.03.

Subject to obtaining prior written approval by the state commissioner if required by state law, we reserve the right to postpone payment of any partial withdrawal or full surrender for up to six months after we receive your Authorized Request. In the event of postponement, we will pay interest on the proceeds if required by state law. Interest will be calculated at the effective annual rate and for the time period required under state law.

10.10	What is the Bailout Provision? If the Index Rate Cap for a Risk Control Account is set below the Bailout Rate for that Risk Control Account, you may withdraw the Contract Value from that Risk Control Account during the 30-day period following the Contract Anniversary by Authorized Request. A Surrender Charge and Market Value Adjustment will not apply to such withdrawal. Your Authorized Request to withdraw the Risk Control Account Value must be received in Good Order during this 30-day period. If the request is not received during this 30-day period or the request is not in Good Order, no withdrawal will occur.

At any time while the Index Rate Cap for a Risk Control Account is less than the Bailout Rate shown in Section 1.06, we may at our own discretion restrict allocations into that Risk Control Account.

SECTION 11.	NURSING HOME OR HOSPITAL/TERMINAL ILLNESS WITHDRAWAL PRIVILEGE

NOTICE: This Withdrawal Privilege is not intended to provide long-term care or Nursing Home insurance.

11.01	What is the Nursing Home or Hospital/Terminal Illness Withdrawal Privilege? We will waive the Surrender Charge and Market Value Adjustment subject to providing proof that one of the following conditions has occurred:

a.)	Nursing Home or Hospital. An Owner or Annuitant has first been admitted to a licensed Nursing Home or Hospital and has been confined to such Nursing Home or Hospital for at least 180 consecutive days after the latter of the Contract Issue Date or the date of change of Owner or Annuitant. As proof, we require verification of confinement in the Nursing Home or Hospital. Such verification must be signed by the administrator of the facility.
b.)	Terminal Illness. An Owner or Annuitant has been determined to be Terminally Ill. As proof, we require determination of the Terminal Illness. Such determination must be signed by the licensed physician making the determination after the latter of the Contract Issue Date or the date of change of Owner or Annuitant. The physician may not be a member of your immediate family. The term “immediate family” includes the Owner or Annuitant or their Spouse, parents, siblings, children or stepchildren.

An Authorized Request is required to exercise this privilege. Proof must be provided at the time of your request for partial withdrawal or full surrender under this privilege. If the qualifying event is confinement in a Nursing Home or Hospital, we must receive your request no later than 90 days following the date that the qualifying confinement has ended.

Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of such second opinion or examination.

The proceeds will be paid in a single lump sum. This privilege may be exercised only one time.

SECTION 12.	DEATH PROVISIONS PRIOR TO PAYOUT PERIOD

Notwithstanding any provision of this contract to the contrary, any benefits required to be paid under this contract will be paid in a manner that satisfies the requirements of the IRC.

12.01	What happens if an Owner dies during the Accumulation Period? If you die during the Accumulation Period, your Beneficiary is entitled to a death benefit. If you have a Joint Owner, the death benefit will be available when the first Joint Owner dies.

If there is a surviving Owner and that Owner is the Spouse of the deceased, the surviving Spouse will be treated as the sole primary Beneficiary, and any other designated Beneficiary will be treated as a contingent Beneficiary.

A Beneficiary must make an election within 60 days of the date we receive Proof Of Death. The following death benefit options are available:

Option A: If the sole primary Beneficiary is the surviving Spouse of the deceased Owner, the surviving Spouse may elect to continue the contract as the new Owner. An individual who does not meet the definition of Spouse may not be able to continue the contract for that person’s lifetime. The individual must receive the proceeds of the contract and any attached endorsements or riders within the time period specified in section 72(s) of the IRC.

Option B: If the Beneficiary is a natural person, the death benefit proceeds will be applied in accordance with IRC section 72(s) under one of the income payout options. The income payments must be made for the Beneficiary’s life or a period not extending beyond the Beneficiary’s life expectancy. Payments must commence within one year of the date of the Owner’s death.

Option C: A Beneficiary may elect to receive, at any time, the death benefit proceeds in a single lump sum not to extend beyond five years from the date of the Owner’s death.

Unless option A or B is elected within 60 days of the date we receive Proof Of Death or within one year of the date of the Owner’s Death, whichever is earlier, the entire interest in the contract will be paid under Option C.

12.02	What happens if an Annuitant dies during the Accumulation Period? If an Annuitant dies during the Accumulation Period and there is a surviving Owner who is a natural person, the following will occur:

	a.)	If there is a surviving Joint Annuitant, the surviving Joint Annuitant will become the Annuitant.
	b.)	If there is no Joint Annuitant, the Owner(s) will become the Annuitant(s).

If an Annuitant dies during the Accumulation Period and the Owner is not a natural person, the following will occur:

	a.)	If any Annuitant dies during the accumulation period, the death of any Annuitant will be treated as the death of the Owner and death proceeds must be distributed in accordance with 12.01 under options B or C.
	b.)	Unless option B is elected within 60 days of the date we receive Proof Of Death or within one year of the date of the Owner’s Death, whichever is earlier, death proceeds will be paid in accordance with option C described in Section 12.01.

12.03	When are death benefit proceeds payable? Death benefit proceeds are payable upon our receipt of Proof Of Death (Owner’s death or Annuitant’s death if the Owner is not a natural person), and proof of each Beneficiary’s interest, which includes the required documentation and proper instructions from each Beneficiary.

12.04	What amount will be paid as death benefit proceeds? The amount that will be paid as death benefit proceeds is equal to the greater of:

	a.)	The current Contract Value on the date death benefit proceeds are payable; or
	b.)	The Purchase Payment adjusted for withdrawals.

Withdrawals will proportionally reduce the Purchase Payment by the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal. Withdrawals include deductions for any applicable Surrender Charge and Market Value Adjustment.

A Surrender Charge and Market Value Adjustment will not apply to death benefit proceeds. The death benefit amount will not be less than the amount required by state law in which the contract was delivered.

12.05	Will interest be paid on death benefit proceeds? We will pay interest on lump sum death benefit proceeds if required by state law. Interest, if any, will be calculated at the rate and for the time period required by state law.

12.06	Are death benefit proceeds subject to claims of creditors? So far as permitted by law, the death benefit proceeds will not be subject to any claim of the Beneficiary’s creditors.

12.07	What is the impact on death benefit proceeds if there is a change of Owner? If an Owner is added or changed, except in the case of spousal continuation, the amount that will be paid upon the death of the new Owner is equal to the Contract Value on the date death benefit proceeds are payable. There is no impact on the death benefit if an Owner is removed.

12.08	What is the impact of spousal continuation on death benefit proceeds and Contract Value? If the sole primary Beneficiary is the surviving Spouse of the deceased Owner, the surviving Spouse may elect to continue the contract as the new Owner. This benefit may only be exercised one time.

Effective on the Continuation Date, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the Spouse as the designated Beneficiary. This value is known as the spousal continuation amount.

Any addition to the Contract Value will not be considered a Purchase Payment and will be allocated to the Contract Value on a Pro Rata basis.

On or after the Continuation Date, the amount that will be paid as death benefit proceeds is equal to the greater of:

	a.)	The current Contract Value on the date the death benefit proceeds are payable; or
	b.)	The spousal continuation amount adjusted for withdrawals since the Continuation Date.

Withdrawals will proportionally reduce the spousal continuation amount by the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal. Withdrawals include deductions for any applicable Surrender Charge and Market Value Adjustment.

A Surrender Charge and Market Value Adjustment will not apply to death benefit proceeds. The death benefit amount will not be less than the amount required by state law in which the contract was delivered.

12.09	When will the death benefit terminate? The death benefit prior to the Payout Period will remain in effect until the earlier of:

	a.)	Termination of the contract; or
	b.)	When the Contract Value is applied to an income payout option.

SECTION 13.	PAYOUT PERIOD

13.01	What is the Payout Period? The Payout Period is the period of time that:

	a.)	Begins on the Payout Date; and
	b.)	Continues until we make the last payment as provided by the income payout option chosen.

On the first day of this period, the Contract Value will be applied to the income payout option you selected. If you do not select an income payout option, the default income payout options will be as follows unless otherwise required under the IRC:

	a.)	Life Income Option with a 10-Year Guaranteed Period Certain for contracts with one Annuitant; and
	b.)	Joint and Survivor Life Income Option with a 10-Year Guaranteed Period Certain for contracts with two Annuitants.

If there is only one Annuitant on the Payout Date and you select Option 3 (the Joint and Survivor Life Income Option described in Section 14.03) or any other available joint and survivor option, you may name a Joint Annuitant upon whose life expectancy, in conjunction with the Annuitant’s, the income payments will be based. If the Owner is not a natural person, a Joint Annuitant cannot be named.

13.02	Can the Annuitant or Owner be changed? You cannot change the Annuitant or Owner on or after the Payout Date for any reason.

SECTION 14.	INCOME PAYMENTS

14.01	When will income payments begin? The first income payment will be paid on the Payout Date. The anticipated Payout Date is shown in Section 1.04. It is equal to the Contract Anniversary following the 95th birthday of the oldest Annuitant named on your application. If you change the Annuitant, the anticipated Payout Date will not change.

You may change the Payout Date to a date other than the anticipated Payout Date by Authorized Request, provided:

	a.)	The request is made while an Owner is living;
	b.)	The request is received at our Administrative Office at least 30 days before the anticipated Payout Date;
	c.)	The requested Payout Date is at least two years after the Contract Issue Date; and
	d.)	The requested Payout Date is no later than the anticipated Payout Date shown in Section 1.04.

Such change is subject to any maximum maturity age restrictions that may be imposed by law.

14.02	To whom are income payments made? Payment will be made to the Owner.

14.03	What income payout options are available? There are different ways to receive income payments. We call these income payout options. Three income payout options are described below. The income payout options described may not be available in all states at all times. Other income payout options may be available with our consent.

Option 1 – Installment Option. We will pay monthly income payments for a chosen number of years, not less than 10, nor more than 30. If the Annuitant dies before income payments have been made for the chosen number of years, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued for the remainder of the period to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 1 rates, will be paid to the Owner.

Option 2 – Life Income Option – Guaranteed Period Certain. We will pay monthly income payments for as long as the Annuitant lives. If the Annuitant dies before all of the income payments have been made for the guaranteed period certain, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued during the remainder of the guaranteed period certain to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 2 rates, will be paid to the Owner.

The Guaranteed Period Certain choices are:
	a.)	0 years (life income only);
	b.)	5 years;
	c.)	10 years;
	d.)	15 years; or
	e.)	20 years.

Option 3 – Joint and Survivor Life Income Option – 10-Year Guaranteed Period Certain. We will pay monthly income payments for as long as either of the Annuitants is living. If at the death of the second surviving Annuitant, income payments have been made for less than 10 years, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued during the remainder of the guaranteed period certain to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 3 rates, will be paid to the Owner.

Income payment(s) will be made to the Beneficiary if there is no surviving Owner. If there is no surviving Owner or Beneficiary, income payment(s) will be made to the Owner’s estate.

14.04	What are the requirements for choosing an income payout option? The minimum amount which can be applied under all income payout options is the greater of $2,500 or the amount required to provide an initial monthly income payment of $20. We may require due proof of age and gender of any Annuitant on whose life an income payout option is based.

14.05	How will income payment values be determined? Unless otherwise provided under the terms of the income payout option, the minimum dollar amount of each income payment will be determined by dividing the Contract Value applied by $1,000 and multiplying the result by the applicable option rate shown in Section 16. The amount of any income payment at the time it starts will never be less than that which would have been provided by applying the proceeds to purchase a single premium immediate annuity at the purchase rates then offered by us to the same class of Annuitants.

SECTION 15.	DEATH PROVISIONS DURING THE PAYOUT PERIOD

15.01	Is notification of death required? We must be notified immediately of the death of an Annuitant or Owner. Proof Of Death will be required upon the death of an Annuitant or Owner. We are not responsible for any misdirected payments that result from failure to notify us of any such death.

15.02	What happens when the Annuitant dies? If an Annuitant dies during the Payout Period, remaining income payments or death benefit, if any, will be distributed as provided by the income payout option in effect. The income payout option in effect will determine whether additional income payments or a death benefit apply.

15.03	What happens when the Owner dies who is not the Annuitant? If an Owner dies on or after the Payout Date, any remaining income payments will be distributed at least as rapidly as provided by the income option in effect.

SECTION 16.	INCOME OPTION RATES

16.01	What rates will be used to determine payment values for Options 1 through 3? The rates shown are used to determine the minimum payment values for monthly income payments. Higher current rates may be applicable on the Payout Date. You may contact us at our Administrative Office for a quote of the current rates. Current rates will not be less than the rates that would be offered by us if the proceeds were used to purchase a single premium immediate annuity.

The amount of each monthly income payment, for purposes of calculating minimum payment values for Options 2 and 3, are based on each Annuitant’s gender and adjusted age if the Life Income Rate Type is based on gender; and on each Annuitant’s adjusted age if the Life Income Rate Type is unisex. The Life Income Rate Type for your contract is shown in Section 1.04.

16.02	How is the Annuitant’s adjusted age for Options 2 and 3 determined? The Annuitant’s adjusted age is determined by taking the Annuitant’s age as of the date of the first payment minus five years, and then subtracting two additional years for each five full years elapsed between January 1, 2013 and the Payout Date.

16.03	What rates are used to determine the minimum payment values for Option 1?

Option 1 – Installment Option Rates – First Payment Due at Beginning of Period.

Number of Years	Monthly Payment
Payable	For Each $1,000 Applied
10	8.75
15	5.98
20	4.59
25	3.76
30	3.21

These rates are based on an effective annual rate of 1.00%.

16.04	What rates are used to determine the minimum payment values for Option 2?

Option 2 – Life Income Option Rates – Guaranteed Period Certain – First Payment Due at Beginning of Period. The Life Income Rate Type for this contract is shown in Section 1.04.

Life Income Rates Based on Gender - Per $1,000 applied
Years	Adjusted Age - Male

Certain	55	60	65	70	75	80	85	90	95

0	3.22	3.69	4.32	5.19	6.37	8.02	10.34	13.63	18.28
5	3.22	3.68	4.30	5.13	6.22	7.65	9.45	11.52	13.69
10	3.20	3.64	4.21	4.92	5.77	6.69	7.55	8.21	8.61
15	3.16	3.56	4.04	4.57	5.10	5.53	5.81	5.94	5.98
20	3.09	3.43	3.79	4.12	4.37	4.52	4.58	4.59	4.59

Years	Adjusted Age - Female

Certain	55	60	65	70	75	80	85	90	95

0	3.01	3.43	3.99	4.77	5.89	7.53	9.98	13.52	18.17
5	3.01	3.42	3.98	4.73	5.80	7.28	9.24	11.47	13.59
10	3.00	3.40	3.93	4.62	5.50	6.52	7.49	8.19	8.59
15	2.98	3.35	3.82	4.38	4.98	5.48	5.80	5.94	5.98
20	2.94	3.27	3.65	4.03	4.33	4.51	4.58	4.59	4.59

Unisex Life Income Rates - Per $1,000 applied
Years	Adjusted Age - Unisex

Certain	55	60	65	70	75	80	85	90	95

0	3.05	3.48	4.06	4.85	5.98	7.63	10.05	13.54	18.19
5	3.05	3.47	4.04	4.81	5.88	7.35	9.28	11.48	13.61
10	3.04	3.45	3.98	4.68	5.55	6.55	7.50	8.20	8.59
15	3.01	3.40	3.87	4.42	5.00	5.49	5.80	5.94	5.98
20	2.97	3.30	3.68	4.05	4.34	4.51	4.58	4.59	4.59

These rates are based on the Annuity 2000 Tables with mortality improvement and compound interest at an effective annual rate of 1.00%. Rates for years payable and guaranteed periods certain not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request.

16.05	What rates are used to determine the minimum payment values for Option 3?

Option 3 – Life Income Option Rates – Joint and Survivor – 10 Year Guaranteed Period Certain – First Payment Due at Beginning of Period. The Life Income Rate Type for this contract is shown is shown in Section 1.04.

Adjusted	Adjusted Age – Female

Age -
Male	55	60	65	70	75	80	85	90	95

55	2.66	2.81	2.94	3.04	3.11	3.15	3.18	3.19	3.19
60	2.77	2.98	3.18	3.35	3.47	3.56	3.60	3.63	3.64
65	2.86	3.13	3.40	3.66	3.88	4.04	4.13	4.18	4.20
70	2.92	3.24	3.59	3.97	4.31	4.59	4.77	4.87	4.91
75	2.95	3.31	3.74	4.22	4.72	5.16	5.48	5.66	5.74
80	2.98	3.36	3.83	4.40	5.05	5.68	6.18	6.49	6.63
85	2.99	3.38	3.88	4.52	5.28	6.09	6.78	7.23	7.46
90	2.99	3.39	3.91	4.58	5.42	6.35	7.20	7.78	8.09
95	3.00	3.40	3.92	4.61	5.48	6.48	7.42	8.08	8.46

Unisex Life Income Rates - Per $1,000 applied
Adjusted	Adjusted Age - Unisex

Age -
Unisex	55	60	65	70	75	80	85	90	95

55	2.63	2.76	2.86	2.93	2.98	3.01	3.03	3.03	3.04
60	2.76	2.95	3.11	3.24	3.34	3.39	3.43	3.44	3.45
65	2.86	3.11	3.36	3.58	3.75	3.87	3.93	3.96	3.98
70	2.93	3.24	3.58	3.91	4.21	4.43	4.57	4.64	4.67
75	2.98	3.34	3.75	4.21	4.66	5.05	5.31	5.46	5.53
80	3.01	3.39	3.87	4.43	5.05	5.64	6.10	6.37	6.51
85	3.03	3.43	3.93	4.57	5.31	6.10	6.76	7.19	7.42
90	3.03	3.44	3.96	4.64	5.46	6.37	7.19	7.77	8.08
95	3.04	3.45	3.98	4.67	5.53	6.51	7.42	8.08	8.44

These rates are based on the Annuity 2000 Tables with mortality improvement and compound interest at effective annual rate of 1.00%. Rates for years payable and guaranteed periods certain not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request.

SINGLE PREMIUM DEFERRED MODIFIED GUARANTEED INDEX ANNUITY CONTRACT
Income Payments Starting on the Payout Date
Death Benefit Payable at Death of Owner Prior to the Payout Date
Non-Participating

MEMBERS Life Insurance Company
[2000 Heritage Way, Waverly, Iowa 50677]
[Phone: 800.798.5500]